Main Post Office, P.O. Box 751	www.asyousow.org
Berkeley, CA 94704	BUILDING A SAFE, JUST, AND SUSTAINABLE WORLD SINCE 1992

Notice of Exempt Solicitation Pursuant to Rule 14a-103

Name of the Registrant: ExxonMobil Corporation (XOM)
Name of persons relying on exemption: As You Sow
Address of persons relying on exemption: Main Post Office, P.O. Box 751, Berkeley, CA 94704

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule, but is made voluntarily in the interest of public disclosure and consideration of these important issues.

Addendum1

ExxonMobil Corporation (XOM)
Vote Yes: Item #11 – GHG Reporting on Adjusted Basis

Report Impact of Asset Transfers on Disclosed Greenhouse Gas Emissions

Annual Meeting: May 31, 2023

CONTACT: Danielle Fugere | dfugere@asyousow.org

THE RESOLUTION

BE IT RESOLVED: Shareholders request that ExxonMobil, at reasonable cost and omitting proprietary information, disclose a recalculated emissions baseline that excludes the aggregated GHG emissions from material asset divestitures occurring since 2016, the year ExxonMobil uses to baseline its emissions.

SUPPORTING STATEMENT: Proponents recommend disclosing, at management discretion:

•	The emissions associated with ExxonMobil’s material asset divestments since 2016;

•	What portion, if any, of ExxonMobil’s current emissions reduction targets relies on accounting for asset transfers as emissions reductions;

•	A base year emissions recalculation policy establishing a threshold for future recalculations related to divestitures.

SUMMARY

We write to provide further support for a “YES” vote on Item 11: GHG Reporting on Adjusted Basis and to clarify certain questions raised about the Proposal.

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1 This filing is intended to be an addendum to the prior memo filed by As You Sow relating to this Proposal.

2023 Proxy Memo ExxonMobil Corp | GHG Reporting on Adjusted Basis

To ensure more accurate reporting of Exxon’s progress toward meeting its greenhouse gas (GHG) emissions reduction targets, this Proposal requests that Exxon exclude material asset divestitures from its 2016 baseline, against which it measures its success in reducing GHG emissions.

When Exxon transfers assets to other companies, where they are retained in operation, such transfer has not resulted in real-world emission reductions. To avoid the appearance of having decreased emissions, when in fact emissions are merely transferred from one company to another, Exxon should remove divested assets from its baseline when comparing total emissions to its baseline.

An example clarifies why re-baselining ensures accuracy in reporting:

Assume that a company has 200 tons of scope 1 and 2 emissions, it transfers assets that emit 80 tons to another company where they will continue to be operated, and it reduces 20 tons of emissions through onsite actions at the assets that it has retained. By comparing emissions reductions plus transferred emissions (100 tons) against its baseline of 200, the company would appear to have achieved a 50% emissions reduction. This isn’t the case, however, as only 20 tons have actually been reduced and 80 tons are being emitted by another company. Re-baselining (in which the 80 tons of transferred assets are subtracted from both the company’s baseline and the emissions reductions counted toward the company’s target) produces a more accurate report: Comparing a 120-ton baseline to a 20-ton reduction yields an accurate 17% emissions reduction.

1.	The GHGRP Does Not Obviate the Need for the Proposal. There appears to be some confusion as to whether compliance with EPA’s Greenhouse Gas Reporting Program (“GHGRP”) satisfies the purpose of this proposal. It does not. The EPA program is limited in the scope of emissions covered and is not intended to address companywide reporting on GHG targets. Compliance with such standard, as described below, is therefore wholly inadequate to address the Proposal.

2.	Re-baselining Will Not Impact A Company’s Decision to Acquire or Divest Assets. Resetting baselines to include divestitures is highly unlikely to impact a company’s decision to acquire or divest assets. Companies typically have operational and economic reasons for transferring assets. There is no evidence that ensuring accurate GHG target reporting would outweigh the operational and economic basis for acquiring or divesting assets. In fact, relevant industry practice supports adjusting baselines to ensure the accuracy of a company’s GHG target reporting, without an impact on rates of acquiring or divesting assets.

3.	The Proposal Does Not Prohibit Re-Baselining to Include Acquisitions. Finally, the fact that the Proposal does not require re-baselining for asset additions in no way prohibits the company from doing so.

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2023 Proxy Memo ExxonMobil Corp | GHG Reporting on Adjusted Basis

DISCUSSION

1.	EPA’s GHGRP does not obviate the need for the Proposal. It requires reporting of limited U.S. based emissions and is NOT intended to address a company’s greenhouse gas target reporting.

Exxon’s board notes that its accounting method is consistent with the EPA's Greenhouse Gas Reporting Program regulations and that EPA does not recommend resetting baseline emissions for divestitures or acquisitions. While true, this is irrelevant to the Proposal. The GHGRP does not reach the issue of accurate reporting against a GHG target.

First, the GHGRP addresses only a subset of Exxon’s total emissions – U.S. based, large facility emissions. As set forth by the EPA, “The GHGRP regulations requires reporting of greenhouse gas (GHG) data and other relevant information from large GHG emission sources . . . in the United States.”2 Approximately 85% of Exxon’s equity production is from outside the United States according to Rystad, leaving a significant and material portion of the company’s production, and therefore its emissions, unaccounted for in its GHGRP reporting. Second, the purpose of GHGRP reporting is distinct from the Proposal’s requested action. While the Proposal seeks to ensure accuracy in Exxon’s reporting of progress toward its announced Net Zero, company-wide GHG reduction targets, the GHGRP seeks information as to facility-level,3 U.S. based emissions with the goal of improving reporting on the U.S. GHG inventory:

With 11 consecutive years of reporting for most sectors, GHGRP data are providing important new information on industrial emissions—showing variation in emissions across facilities within an industry, variation in industrial emissions across geographic areas, and changes in emissions over time at the sector and facility level. EPA is using this facility-level data to improve estimates of national greenhouse gas emissions in the U.S. Greenhouse Gas Inventory . . . The GHGRP data collected from direct emitters represent about half of all U.S. emissions.4,5 (emphasis added).

The limited data remitted to the GHGRP, and its purpose as a tool for comparing facility emissions and ensuring accurate facility reporting, does not obviate the need for the Proposal, which addresses accurate reporting against a GHG reduction target.

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2 https://www.epa.gov/ghgreporting

3 See e.g., Subpart W Overview: Subpart W consists of emission sources in ten segments of the petroleum and natural gas industry.” Subpart W FAQs: This rule making requires reporting from onshore petroleum and natural gas production, offshore petroleum and natural gas production, onshore natural gas processing, natural gas transmission compression, underground natural gas storage, liquefied natural gas (LNG) storage and LNG import and export. Facilities that contain petroleum and natural gas systems that emit 25,000 metric tons or more of CO2 equivalent per year are required to report annual GHG emissions to EPA.”

4 https://www.epa.gov/ghgemissions/inventory-us-greenhouse-gas-emissions-and-sinks

5 https://www.epa.gov/ghgreporting/ghgrp-reported-data

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2023 Proxy Memo ExxonMobil Corp | GHG Reporting on Adjusted Basis

2.	Resetting baseline emissions does not discourage divestitures or assets; industry best practice is already to re-baseline acquisitions and divestitures.

As set forth in the examples below, there is ample evidence to show that leading companies are already taking steps to baseline emissions in the event of divestitures and acquisitions, without discouraging mergers and acquisitions.

•	Devon’s 2021 Climate Change Assessment Report provides details on the impact of overall M&A activity on absolute and intensity GHG and methane emissions, with specific insight into the impact of each individual transaction on emissions.[6]

•	Shell’s 2021 Sustainability Report discloses how absolute Scope 1 and 2 emissions have changed from 2020 to 2021 as a result of M&A activity, including how M&A contributed to progress against its absolute emissions reduction target.[7]

•	bp’s 2021 Sustainability Report discloses how divestments have contributed to the total reduction in Scope 1 and 2 emissions using absolute figures.[8]

Additionally, it is abundantly clear from industry leading standard setters that best practice is to re-baseline emissions in the event of acquisitions and divestments to provide investors and external stakeholders with clear, transparent, and useful information to appropriately assess climate related risks and the role played by acquisitions and divestments in company transition strategies and targets.

•	American Petroleum Institute & Ipieca, Petroleum industry guidelines for reporting greenhouse gas emissions; Second edition: “To track emissions from a consistent set of activities, adjustments to the base year emissions are necessary to ensure that comparisons of annual emissions to the base year emissions are valid. These situations involve the transfer of emission sources that existed at the time the base year was established from one company to another. Unless adjustments to the base year emissions are made, such changes could give the appearance of increases or decreases in emissions, when in fact no changes occurred for the same set of activities; rather, emissions would merely be transferred from one company to another. To prevent this problem, the base year emissions should be adjusted when the following situations occur… Significant structural changes to the organization including mergers, acquisitions, and divestitures.”[9] (emphasis added)

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6 https://dvnweb.azureedge.net/assets/documents/Sustainability/Environment/Climate-Change/DVN_CCAR21.pdf#page=23, pg. 23

7 https://reports.shell.com/sustainability-report/2021/_assets/downloads/shell-sustainability-report-2021.pdf#page=27, pg. 25

8 https://www.bp.com/content/dam/bp/business-sites/en/global/corporate/pdfs/sustainability/group-reports/bp-sustainability-report-2021.pdf#page=24, pg. 24

9 https://www.ipieca.org/resources/petroleum-industry-guidelines-for-reporting-greenhouse-gas-emissions-2nd-edition

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2023 Proxy Memo ExxonMobil Corp | GHG Reporting on Adjusted Basis

•	Ipieca, API, and IOGP Sustainability Reporting Guidance, March 2020: “Establishing baselines: … Acquisitions and divestments can cause unnatural breaks in data, making performance trends difficult to interpret. Incorporating baseline adjustments can help your reader understand your data.”[10]

•	GHG Protocol, Corporate Standard, Revised Edition: “A meaningful and consistent comparison of emissions over time requires that companies set a performance datum with which to compare current emissions. This performance datum is referred to as the base year emissions. For consistent tracking of emissions over time, the base year emissions may need to be recalculated as companies undergo significant structural changes such as acquisitions, divestments, and mergers.” And “Structural changes trigger recalculation because they merely transfer emissions from one company to another without any change of emissions released to the atmosphere, for example, an acquisition or divestment only transfers existing GHG emissions from one company’s inventory to another.”[11]

•	Science-Based Targets Initiative, SBTi Criteria: “Targets should be recalculated, as needed, to reflect significant changes that could compromise relevance and consistency of the existing target. The following changes should trigger a target recalculation: … Significant changes in company structure and activities (e.g., acquisition, divestiture, merger, insourcing or outsourcing, shifts in goods or service offerings)”[12]

Finally, as these frameworks are already utilized by Exxon, it is reasonable for the company to adopt this best practice.

•	Exxon GHG Data Supplement: “The reporting guidelines and indicators of Ipieca, the American Petroleum Institute (API), and the International Association of Oil and Gas Producers Sustainability Reporting Guidance for the Oil and Gas Industry (2020) informed the selection of the data included in this performance table. These guidelines are based on the GHG Protocol.”[13]

Acquisitions, divestitures, and mergers are a reflection of business-related operational and economic decisions. There is no indication from industry standards or actual company behavior that accurate GHG target reporting would affect the rate at which such business changes occur.

3.	Re-baselining emissions to exclude divestitures does not preclude Exxon from re-baselining to include acquisitions.

The fact that the Proposal specifically asks Exxon to re-baseline for asset divestments does not prohibit the Company from also including asset acquisitions in its re-baselining. The Proposal focuses on re-baselining asset divestitures to avoid the Company claiming reduction progress that has not occurred, and thereby inaccurately suggesting risk reduction has occurred. There is nothing in the Proposal, however, that would preclude Exxon from including asset acquisitions in its re-baselining which would show even lower emissions reductions. In fact, it would be most accurate, and therefore most beneficial to investors, for the companies to re-baseline both. The Proposals does not, however, ask the Company to do more than is necessary to avoid misleading investors.

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10 https://www.ipieca.org/work/sustainability/performance-reporting/sustainability-reporting-guidance

11 https://ghgprotocol.org/sites/default/files/standards/ghg-protocol-revised.pdf

12 https://sciencebasedtargets.org/resources/files/SBTi-criteria.pdf

13 https://corporate.exxonmobil.com/-/media/global/files/advancing-climate-solutions-progress-report/2023/2023-acs-ghg-data-supplement.pdf?la=en&hash=

9C49F5635E64B347B7CBBDB6628E248BFAD2F910

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2023 Proxy Memo ExxonMobil Corp | GHG Reporting on Adjusted Basis

Given the evidence above, we urge you to support Proposal 11.

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For questions, please contact Danielle Fugere, As You Sow, dfugere@asyousow.org

THE FOREGOING INFORMATION MAY BE DISSEMINATED TO SHAREHOLDERS VIA TELEPHONE, U.S. MAIL, E-MAIL, CERTAIN WEBSITES AND CERTAIN SOCIAL MEDIA VENUES, AND SHOULD NOT BE CONSTRUED AS INVESTMENT ADVICE OR AS A SOLICITATION OF AUTHORITY TO VOTE YOUR PROXY. THE COST OF DISSEMINATING THE FOREGOING INFORMATION TO SHAREHOLDERS IS BEING BORNE ENTIRELY BY ONE OR MORE OF THE CO-FILERS. PROXY CARDS WILL NOT BE ACCEPTED BY ANY CO-FILER. PLEASE DO NOT SEND YOUR PROXY TO ANY CO-FILER. TO VOTE YOUR PROXY, PLEASE FOLLOW THE INSTRUCTIONS ON YOUR PROXY CARD.

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